Exhibit 21.1

LIST OF SUBSIDIARIES OF GLOBAL PARTNERS LP

Entity	Jurisdiction of Formation
Alliance Energy LLC	Massachusetts
Basin Transload, LLC	Delaware
Drake Petroleum Company, Inc.	Massachusetts
Global Companies LLC	Delaware
Global Montello Group Corp.	Delaware
Global Operating LLC	Delaware
GLP Finance Corp.	Delaware
Warex Terminals Corporation	Delaware
Warren Equities, Inc.	Delaware